Appendix I Certificate of Authors

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby certify that:

  I am currently Exploration Manager – Canada/Turkey with Fronteer Development Group Inc. of Suite 1640, 1066 West Hastings Street, Vancouver, B.C. V6E 3X1

  I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

  I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

  I have worked as a geologist for a total of 21 year since my graduation. My relevant experience for the purpose of the Technical Report is:
    Supervision of mineral exploration programs on properties in Canada, United States, Argentina, Australia and Turkey.
    Currently employed by Fronteer Development Group Inc. since November 1st , 2004 as Exploration Manager – Canada/Turkey.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

  I am responsible for the preparation of all sections of the report titled “THE EXPLORATION ACTIVITIES OF FRONTEER DEVELOPMENT GROUP INC. ON THE AGI DAGI GOLD PROPERTY, ÇANAKKALE PROVINCE, TURKEY FROM APRIL 2004 TO DECEMBER 2005”, other than Section 19 thereof I have worked on the property in a technical capacity since January 1st , 2005 and personally supervised the 2005 Exploration Program.

  As of May 25, 2006 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

  I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group Inc. in the form of a stock option agreement.

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  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of May, 2006 in Vancouver, B.C., Canada

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